UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

April 05, 2022

We are writing to you in accordance with the provisions of Article 28 of the Securities Market Law, Unified Text approved by Supreme Decree No. 093-2002-EF and the Regulation of Relevant Information Communication and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01.

In this regard, and in connection with the subscription of the Bridge Loan Agreement for up to US$120,000,000.00 (One Hundred Twenty Million and 00/100 United States Dollars) that was informed by means of a Relevant Information Communication dated March 17, 2022 (the "Loan Agreement"); we are pleased to inform that today, the financial entities have confirmed compliance with the conditions precedent for the disbursement of the loan.

In this context, today the financial entities have proceeded with the corresponding disbursement, for US$120,000,000.00 (One Hundred Twenty Million and 00/100 United States Dollars), being such funds deposited in the bank accounts of a trust fund, through which a series of obligations of AENZA S.A.A. will be cancelled (including, among others, the payment of the monetary obligations assumed by its subsidiary Cumbra Perú S.A. with Banco Santander, S.A. in the amount of US$20,222,510.74). The remainder will be deposited in the bank accounts of AENZA S.A.A. for corporate purposes.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: April 05, 2022